EXHIBIT 99.1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	as at	September 30, 2015	December 31, 2014
ASSETS
Current
Cash and cash equivalents (note 4(a))		$15,147	$14,365
Investments (note 4(b))		8,205	16,180
Prepaid expenses and other assets		588	855
Total Current Assets		23,940	31,400
Non-current
Equipment		400	200
Total Non-Current Assets		400	200
Total Assets		$24,340	$31,600

LIABILITIES
Current
Accounts payable		$136	$256
Accrued liabilities		1,566	1,662
Convertible promissory notes		-	410
Total Current Liabilities		1,702	2,328

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares		223,238	221,259
Equity portion of convertible promissory notes		-	64
Stock options (note 7)		5,754	4,078
Contributed surplus		21,773	21,653
Warrants		351	501
Deficit		(228,478)	(218,283)
Total Equity		22,638	29,272
Total Liabilities and Equity		$24,340	$31,600

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (Note 10)

1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Four	Nine	Ten
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
REVENUE	$-	$-	$-	$-

EXPENSES
Research and development (note 9)	1,722	1,311	3,914	2,920
General and administrative (note 9)	2,248	2,988	7,481	7,931
Operating expenses	3,970	4,299	11,395	10,851
Finance expense (note 9)	8	49	43	225
Finance income (note 9)	(717)	(161)	(1,243)	(235)
Net financing income	(709)	(112)	(1,200)	(10)
Net loss and comprehensive loss for the period	3,261	4,187	10,195	10,841
Basic and diluted loss per common share	$0.27	$0.36	$0.86	$1.58

Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per common share (000's) (note 6(d))	11,909	11,610	11,852	6,849

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

2

Aptose Biosciences Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Common Shares	Stock Options	Warrants	Contributed Surplus	Equity Portion of Convertible Promissory Notes	Deficit	Total

Balance, January 1, 2015	$221,259	$4,078	$501	$21,653	$64	$(218,283)	$29,272

Warrant and stock option exercises	1,531	(493)	(150)	-	-	-	888
Common shares issued under the ATM (note 6(a))	10	-	-	-	-	-	10
Stock-based compensation (note 7)	-	2,235	-	-	-	-	2,235
Promissory note conversion (note 6(e))	438	-	-	54	(64)	-	428
Expiry of vested stock options	-	(66)	-	66	-	-	-
Net loss	-	-	-	-	-	(10,195)	(10,195)

Balance, September 30, 2015	$223,238	$5,754	$351	$21,773	$-	$(228,478)	$22,638

Balance, December 1, 2013	$176,923	$1,983	$2,000	$21,280	$88	$(203,858)	$(1,584)
Public equity offerings	32,511	-	350	-	-	-	32,861
Stock-based compensation (note 7)	-	1,907	-	-	-	-	1,907
Warrant and stock option exercises	11,259	(18)	(1,648)	-	-	-	9,593
Expiry of warrants	-	-	(190)	190	-	-	-
Cancellation/Expiry of stock options	-	(175)	-	175		-	-
Net loss	-	-	-	-	-	(10,841)	(10,841)

Balance, September 30, 2014	$220,693	$3,697	$512	$21,645	$88	$(214,699)	$31,936

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

3

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Four	Nine	Ten
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
Cash flows from operating activities:
Net loss for the period	$(3,261)	$(4,187)	$(10,195)	$(10,841)
Items not involving cash and other adjustments:
Stock-based compensation	651	1,084	2,235	1,907
Depreciation of equipment	29	8	64	21
Finance income	(717)	(161)	(1,243)	(235)
Finance expense	8	49	43	225
Other	-	-	-	1
Change in non-cash operating working capital (note 8)	723	(719)	51	(1,100)
Cash used in operating activities	(2,567)	(3,926)	(9,045)	(10,022)
Cash flows from financing activities:
Public equity offerings	10	-	10	32,861
Exercise of warrants and stock options	40	6,600	888	9,593
Repayment of promissory notes	-	-	-	(1,068)
Interest on promissory notes	(5)	(20)	(25)	(94)
Cash provided by financing activities	45	6,580	873	41,292
Cash flows from investing activities:
(Acquisitions) divestiture of short-term investments	(40)	(5,089)	7,975	(16,108)
Purchase of fixed assets	(52)	(134)	(264)	(153)
Interest received	56	161	232	235
Cash (used in) provided by investing activities	(36)	(5,062)	7,943	(16,026)
Foreign exchange gains (losses) on cash and cash equivalents	661	(12)	1,011	(35)
(Decrease) increase in cash and cash equivalents during the period	(1,897)	(2,420)	782	15,209
Cash and cash equivalents, beginning of period	17,044	19,367	14,365	1,738
Cash and cash equivalents, end of period	$15,147	$16,947	$15,147	$16,947

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

4

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended September 30, 2015 and four and ten months ended September 30, 2014

(Tabular amounts are in 000s)

1.	Reporting Entity

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Suite 228, Mississauga, Ontario, Canada, L4N 1R9.

Aptose changed its name from Lorus Therapeutics Inc. effective August 28, 2014.

Effective July 17, 2014 the Company changed its fiscal year end from May 31 to December 31. As a result of that change the current reporting fiscal period is for the three and nine months ended September 30, 2015 while the prior year comparative period is for the four and ten months ended September 30, 2014 and therefore are not directly comparable to the current period.

2.	Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company as at September 30, 2015 were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and does not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 9, 2015.

(b) Functional and presentation currency

The functional and presentation currency of the Company is the Canadian dollar (“$”).

(c) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of contingent liabilities and valuation of tax accounts. Significant estimates also take place in connection with the valuation of share-based compensation and share purchase warrants.

3.	Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the seven months ended December 31, 2014. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three and nine month periods ended September 30, 2015 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2015. For further information, see the Company’s audited consolidated financial statements including notes thereto for the seven months ended December 31, 2014.

5

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended September 30, 2015 and four and ten months ended September 30, 2014

(Tabular amounts are in 000s)

Standards and Interpretations Adopted in Fiscal 2015

There were no new accounting standards adopted during the nine months ended September 30, 2015.

4.	Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activities, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents, investments and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

In December 2014, Aptose filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for the distribution of up to US$100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our Base Shelf expires in December, 2017. The Base Shelf allowed us to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement (see Note 6). We intend to use this equity arrangement as an additional option to assist us in achieving our capital objectives. The ATM provides the Company with the opportunity to regularly raise capital on the Nasdaq National Market, at prevailing market prices, at it’s sole discretion providing the ability to better manage cash resources.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the seven months ended December 31, 2014.

(a)	Cash and cash equivalents:

Cash and cash equivalents consists of cash of $765 thousand (December 31, 2014 - $293 thousand) and funds in both Canadian and US dollars deposited into high interest savings accounts totaling $14.382 million (December 31, 2014 - $14.072 million). The current interest rate earned on these deposits is between 1.2% and 1.25% (December 31, 2014 – 1.2 and 1.25%).

(b) Investments:

As at September 30, 2015 and December 31, 2014, investments consist of guaranteed investment certificates with Canadian financial institutions having high credit ratings. Investments include six investments (December 31, 2014 – twelve investments) with maturity dates from April 22, 2016 to June 19, 2016 (December 31, 2014 – April 22, 2015 to June 19, 2016), bearing an interest rate from 1.80% to 2.10% (December 31, 2014 – 1.56% to 2.10%) per annum. Investments are recorded at the principle amount plus accrued interest.

6

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended September 30, 2015 and four and ten months ended September 30, 2014

(Tabular amounts are in 000s)

5.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	September 30, 2015	December 31, 2014

Financial assets
Cash and cash equivalents (consisting of deposits in high interest savings accounts), measured at amortized cost	$15,147	$14,365
Investments, consisting of guaranteed investment certificates, measured at amortized cost including accrued interest	8,205	16,180

Financial liabilities
Accounts payable, measured at amortized cost	136	256

Accrued liabilities, measured at amortized cost	1,566	1,662

Convertible promissory notes, measured at amortized cost	-	410

At September 30, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents and investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any interest bearing liabilities subject to interest rate fluctuations.

7

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended September 30, 2015 and four and ten months ended September 30, 2014

(Tabular amounts are in 000s)

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and the cash balances held in foreign currencies. Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss for the year and comprehensive loss of $880 thousand (December 31, 2014- $58 thousand). Balances in foreign currencies at September 30, 2015 are as follows:

	US$ balances at	US$ balances at
	September 30, 2015	December 31, 2014
Cash and cash equivalents	$7,196	$66
Accounts payable and accrued liabilities	(583)	(565)
	$6,613	$(499)

The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

6.	Share capital

The Company is authorized to issue an unlimited number of common shares.

Continuity of common shares and warrants

	Common shares		Warrants
	Number	Amount	Number	Amount
	(In thousands)		(In thousands)
Balance, May 31, 2014	10,388	$212,938	1,630	$1,857
Warrant exercises	1,231	7,814	(1,231)	(1,166)
Warrant expiry	-	-	(190)	(190)
Option exercises	36	345	-	-
Promissory note conversion	45	162	-	-
Balance, December 31, 2014	11,700	$221,259	209	$501
Warrant exercises (b)	8	33	(8)	(8)
Option exercises	117	1,018	-	-
Promissory note conversion	42	150	-	-
Balance, March 31, 2015	11,867	$222,460	201	$493
Warrant exercises (b)	62	394	(62)	(132)
Option exercises	3	36	-	-
Balance, June 30, 2015	11,932	$222,890	139	$361
Warrant exercises (b)	8	50	(8)	(10)
Promissory note conversion	80	288	-	-
Common shares under ATM (a)	2	10	-	-
Balance, September 30, 2015	12,022	$223,238	131	$351

(a)	At The Market Facility (“ATM”)

On April 2, 2015, we entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq National Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the nine months ended September 30, 2015 the Company issued 1,504 common shares under the ATM at a price of US$5.20 per share for gross proceeds of approximately Cdn $10 thousand.

(b)	Exercise of Warrants

Warrants exercised during the nine months ended September 30, 2015:
(in thousands)	Number	Proceeds
August 2011 warrants (i)	13	$68
June 2013 private placement warrants (ii)	47	141
December 2013 broker warrants (iii)	18	118
Total	78	$327

In addition to the cash proceeds received, the original fair value related to these warrants of $150 thousand was transferred from warrants to share capital. This resulted in a total amount of $477 thousand credited to share capital.

8

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended September 30, 2015 and four and ten months ended September 30, 2014

(Tabular amounts are in 000s)

Summary of outstanding warrants:
(in thousands)	September 30, 2015	December 31, 2014
August 2011 warrants (i)	76	89
June 2013 private placement warrants (ii)	-	47
December 2013 broker warrants (iii)	55	73
Number of warrants outstanding, end of period	131	209

(i)	August 2011 warrants are exercisable into common shares of Aptose at a price per share of $5.40 and expire in August 2016.

(ii)	June 2013 private placement warrants were exercisable into common shares of Aptose at a price per share of $3.00 and expired in June 2015. All June 2013 private placement warrants had been exercised by the end of June 2015.

(iii)	December 2013 broker warrants are exercisable into common shares of Aptose at a price per share of $6.60 and expire in December 2015.

(b) Continuity of contributed surplus

Contributed surplus is comprised of the cumulative grant date fair value of expired share purchase warrants and expired stock options as well as the cumulative amount of previously expensed and unexercised equity settled share-based payment transactions.

	Nine months ended	Ten months ended
	September 30, 2015	September 30, 2014
Balance, beginning of period	$21,653	$21,280
Exercise of convertible promissory notes	54	─
Expiry of warrants	–	103
Cancellation of stock options	–	190
Expiry of vested stock options	66	72
Balance, end of period	$21,773	$21,645

(c) Continuity of stock options

	Nine months ended	Ten months ended
	September 30, 2015	September 30, 2014
Balance, beginning of period	$4,078	$1,983
Stock based compensation	2,235	1,907
Exercise of stock options	(493)	(18)
Cancellation of stock options	-	(103)
Expiry of vested stock options	(66)	(72)
Balance, end of period	$5,754	$3,697

(d) Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and four month periods ended September 30, 2015 and September 30, 2014 and the nine and ten month periods ending September, 2015 and September 30, 2014 calculated as follows:

	Three months ended	Four months ended	Nine months ended	Ten months ended
	Sept 30,2015	Sept 30,2014	Sept 30, 2015	Sept 30,2014
Issued common shares, beginning of period	11,932	10,388	11,700	3,891
Effect of April public offering	—	—	—	2,825
Effect of December public offering	—	—	—	1,204
Effect of warrant and option exercises	4	1,222	145	833
Effect of ATM issuances	1	—	—	—
Effect of promissory note conversions	27	—	44	—
	11,964	11,610	11,889	8,753

9

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended September 30, 2015 and four and ten months ended September 30, 2014

(Tabular amounts are in 000s)

The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

(e) Convertible promissory notes

During the nine months ended September 30, 2015, $437.5 thousand promissory notes due in September 2015 incurring interest at a rate of 10% were converted into 122 thousand common shares of the Company.

7.	Stock options

(a) Stock options transactions for the period:

	Nine months ended		Ten months ended
	September 30, 2015		September 30, 2014
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of period	1,374	$5.95	417	$6.00
Granted	478	6.92	1,039	5.93
Exercised	(121)	4.66	(6)	3.72
Expired	(4)	21.69	(1)	32.17
Cancelled	-	-	(21)	6.00
Outstanding, end of period	1,727	$6.28	1,428	$5.88

(b) Stock options outstanding at September 30, 2015:

	Options outstanding			Options exercisable
Range of exercise prices	Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of Options	Weighted average exercise price
$2.16 - $3.48	121	6.8	$2.78	121	$2.78
$3.49 - $5.70	643	8.6	5.59	343	5.60
$5.71 - $9.36	959	8.9	6.96	307	7.35
$9.37 - $118.80	4	2.5	60.00	4	60.00
	1,727	8.7	$6.28	775	$6.13

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Nine months ended	Ten months ended
	September 30, 2015	September 30, 2014

Exercise price	$6.77-7.14	$ 5.16-7.32
Grant date share price	$6.77-7.14	$ 5.16-7.32
Risk free interest rate	0.75-1.5%	1.5%
Expected dividend yield	—	—
Expected volatility	103-113%	53-135%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$5.33	$4.94

10

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended September 30, 2015 and four and ten months ended September 30, 2014

(Tabular amounts are in 000s)

Stock options granted by the Company during the nine months ended September 30, 2015, consist of 128,000 options that vest 50%, 25% and 25% on each of the next three anniversaries and 350,000 options that vest 50% on the first anniversary and 16.67% on each of the next three anniversaries (total four year vesting).

Stock options granted by the Company during the ten months ended September 30, 2014 consisted of 897,381 options that vested 50% upon the first anniversary and 25% on each of the next two anniversaries, 70,834 options which vest monthly over thirty six months and 70,834 of options of which 33,334 vested immediately and the remaining 37,500 vests 50% upon the first anniversary and 25% on each of the next two anniversaries.

Refer to Note 9 for a breakdown of stock option expense by function.

The Company has reserved up to 2,080,050 common shares for issuance relating to outstanding options, rights and other entitlements under the stock based compensation plans of the Company as of September 30, 2015.

8.	Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended	Four months ended	Nine months ended	Ten months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

Prepaid expenses and other assets	$271	$(91)	$267	$(91)
Accounts payable	(14)	(210)	(120)	249
Accrued liabilities	466	(418)	(96)	(1,258)
	$723	$(719)	$51	$(1,100)

9.	Other expenses

Components of research and development expenses:

	Three months ended	Four months ended	Nine months ended	Ten months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014

APTO-253 development costs	$1,633	$1,272	$3,750	$2,475
Severance costs	—	—	—	326
Stock-based compensation	79	37	145	92
Deferred share unit costs	—	—	—	17
Depreciation of equipment	10	2	19	10
	$1,722	$1,311	$3,914	$2,920

Components of general and administrative expenses:

	Three months ended	Four months ended	Nine months ended	Ten months ended
	Sept. 30,2015	Sept. 30,2014	Sept. 30, 2015	Sept. 30,2014

General and administrative excluding salaries	$819	$1,099	$2,997	$2,947
Salaries	838	836	2,348	2,383
Severance costs	—	—	—	762
Stock-based compensation	572	1,047	2,091	1,814
Deferred share unit costs	—	—	—	14
Depreciation of equipment	19	6	45	11
	$2,248	$2,988	$7,481	$7,931

11

APTOSE BIOSCIENCES INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

Three and nine months ended September 30, 2015 and four and ten months ended September 30, 2014

(Tabular amounts are in 000s)

Components of finance income:

	Three months ended	Four months ended	Nine months ended	Ten months ended
	Sept. 30,2015	Sept. 30,2014	Sept. 30, 2015	Sept. 30,2014

Interest income	$56	$161	$232	$235
Foreign exchange gain on cash and cash equivalents	661	—	1,011	—
	$717	$161	$1,243	$235

Components of finance expense:

	Three months ended	Four months ended	Nine months ended	Ten months ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
Interest expense	$8	$37	$43	$190
Foreign exchange loss	—	12	—	35
	$8	$49	$43	$225

10. Commitments, contingencies and guarantees.

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	$553	890	376	$1,819

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts will result in future payment commitments of up to approximately $3.7 million over the related service period. Of this amount, $419 thousand has been paid and $186 thousand has been accrued at September 30, 2015. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

11.	Related Party Transactions

In March 2015, the Company entered into an agreement with the Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and will be overseeing the laboratory work. The research services will be provided from April 1, 2015 to March 31, 2016 for an annual fee of US$154,456 to be paid to UCSD in monthly installments.

This transaction is in the normal course of business and will be measured at the amount of consideration established and agreed to by the related parties.

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